Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SETTLEMENT AGREEMENT WITH BANK LEUMI

Tel Aviv, Israel, July 1, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, following its announcement dated February  20, 2014 (the “Previous Announcement”), that the Company and Bank Leumi Le Israel B.M. (“Bank Leumi”) have reached an agreement on the terms of a proposed settlement of the parties’ disputes with respect to the Company’s debt to Bank Leumi (the “Settlement”). The consummation of the Settlement is subject to the approval of the Tel-Aviv District Court. Under the Settlement, Bank Leumi would receive ownership of all marketable securities held in the Company’s accounts at Bank Leumi and will offset the fair value of such securities (approximately NIS 8.7 million based on their quoted market price) against the Company’s debt  (the “Offset Amount”). In addition, the ordinary shares and notes deposited in trust for the benefit of Bank Leumi pursuant to the Company’s debt restructuring as detailed in the Previous Announcement (the “Debt Restructuring”) would be transferred to Bank Leumi, after deduction of such amount of ordinary shares and notes equal in value to the Offset Amount. The Settlement would constitute the full settlement of the Company’s obligations to Bank Leumi under the Debt Restructuring as well as the loan agreement entered between the parties on May 5, 2011, and Bank Leumi would release any lien registered for its benefit on the Company's assets.  The Settlement also includes a mutual waiver of claims.  The balance of the ordinary shares and notes retained in trust will be cancelled.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com